December 4, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Wiseman Global Ltd.

Registration Statement on Form S-1

Filed November 2, 2018

File No. 333-228130

To the men and women of the SEC:

On behalf of Wiseman Global Ltd., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 27, 2018 addressed to Mr. Lai Jinpeng, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on November 2, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Form S-1 Filed November 2, 2018

Risk Factors

Our Chief Executive Officer . . . , page 8

1. Please revise this risk factor or include a separate risk factor with respect to the risks associated with the fact that Mr. Zhao Zhiming owns a majority of your outstanding common stock.

Company Response:

We have added a risk factor on page 8 to address Mr. Zhiming’s ownership in the company.

The success of our business depends on . . ., page 8

2. Though your intended line of business is the sale of household appliances, this risk factor relates to the healthcare industry. Please revise.

Company Response:

We have amended the risk factor on page 8 to accurately reflect our industry.

Management's Discussion and Analysis

Results of Operations, page 16

3. Please identify the household appliances and related products sold to date, and briefly describe how you identified this customer.

Company Response:

We have added the following language to the ‘Revenues’ section of page 16:

“For the period ended September 30, 2018, the Company has sold two televisions (52 inches, 4k resolution, flat LED screen) to one customer. This customer is a personal acquaintance of our Chief Executive Officer, Mr. Lai Jinpeng.”

Description of Business

Future Plans, page 19

4. Please disclose the estimated amount of capital you will need to develop the Wiseman Home System.

Company Response:

We have amended the ‘Future Plans’ section on page 19 and the ‘Use of Proceeds’ table on page 20 to address the above.

Exhibit 23.1, page 31

5. Please have your auditor revise their consent to refer to the correct audit report date.

Company Response:

We have attached the revised Exhibit 23.1.

Financial Statements, page F-1

6. Please refer to paragraphs 1 through 11 of ASC 205-40-50 and tell us in detail your consideration of whether going concern disclosures pursuant to either paragraph 12 or 13 of ASC 205-40-50 are required.

Company Response:

We have revised page F7 to include Going Concern and we have amended page 16 under “Management’s Discussion and Analysis”.

General

7. We note that you intend to operate in the PRC and that you do not currently have a PRC operating subsidiary or utilize a VIE structure. To the extent material, please include a risk factor regarding the fact that you intend to operate in the PRC without a PRC operating subsidiary and without utilizing a VIE structure.

Company Response:

We have added the following risk factor to page 7:

“A lack of a PRC operating subsidiary or a VIE structure to operate in the PRC can limit our business expansion in PRC and lead to a slowdown in our growth.

Wiseman Global Limited is an early stage company that intends to distribute a full line of major household appliances and related products throughout China (PRC) and Hong Kong. Currently, the Company only operates in Hong Kong, but has intentions to expand into mainland China in the future. All plans pertaining to a future expansion into China are speculative at this point in time, and cannot be determined with any level of specificity. Wiseman Global Limited, a Hong Kong Company, is exploring the possibility of incorporating a wholly owned subsidiary in the PRC, for operations that may, in the future, take place in mainland China, however, these plans remain speculative in nature. A lack of a PRC operating subsidiary or a VIE structure to operate in the PRC can limit our business expansion in PRC and lead to a slowdown in our growth.”

Additionally, we have reflected this information in the business plan on page 18.

8. Based upon your current operations and assets, it appears that you may be a shell company, as defined in Rule 405 of the Securities Act. Please revise your registration statement to disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8 and the potential reduced liquidity or illiquidity of your securities. Alternatively, please provide us with a detailed analysis as to whether you are a shell company.

Company Response:

Pursuant to Rule 405 under the Securities Act and Rule 12b-2 under the Exchange Act, the term shell company means a registrant, other than an asset-backed, that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

At present we have a bona fide business plan and have taken affirmative actions to further our businesses plan which we believe qualifies us as a non-shell given these actions would be categorized as greater than, “no or nominal operations”.

On October 1, 2018, we signed a trademark license agreement with Shenzhen Zhihuize Automatic Intelligent Technology Limited to use the brand “Wiseman”. Additionally, we are looking for an Original Equipment Manufacturer (OEM) to produce products under the “Wiseman” brand.

Our Chief Executive Officer has reached out to personal contacts and prospective clients to further promote awareness of the Company and its product offerings. As a result of such promotional activity, from the period October 1, 2018 through November 30, 2018, the Company has made three sales via the efforts of our Chief Executive Officer. Additionally, our Chief Executive Officer has been in discussions with potential sales agents, who have their own existing client bases, to create an enhanced distribution channel for our products.

Our Chief Executive Officer has also been actively interviewing prospective employees to further the Company’s operations. Thus far, since October of 2018 five employees have been interviewed and the Company expects to hire two of them in the foreseeable future.   Our Chief Executive Officer has also been in communications with potential new vendors and third-party suppliers.

In conjunction with the above activities our Chief Executive Officer also been researching potential target acquisition candidates that would complement our existing business. Additionally, our Chief Executive Officer has been in negotiations with third party manufacturers to license their household appliances to us, in order to strengthen our product offerings. We also have begun active discussions with Fanke Internet Technology Holdings Limited, in regard to potentially engaging them to design our Company website.

Based upon the above activities and sales of products, we do not believe our Company is a shell company as we have conducted greater than “no or nominal operations”.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 4, 2018

/s/ Lai Jinpeng

Lai Jinpeng

Chief Executive Officer